LUDA TECHNOLOGY GROUP LIMITED

VIA EDGAR

December 6, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Alex King and Evan Ewing

Re: Luda Technology Group Limited

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-277647

Dear Mr. King and Mr. Ewing:

On March 4, 2024, Luda Technology Group Limited, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-277647) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on September 30, 2024.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at (852) 3923-1188 if you have any questions regarding this request for withdrawal.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

cc:	Loeb & Loeb LLP
VC Law LLP